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                                                                        EX 99.1


CONTACT: Michael P. Hawks              (NYSE -- BMC)
         (612) 851-6030                 FOR IMMEDIATE RELEASE


                      BMC REPORTS RECORD FIRST QUARTER EARNINGS

April 18, 1996 -- Minneapolis, MN -- BMC Industries, Inc. today reported first quarter net earnings of $6,183,000 or $.22 per share, up 32% from earnings of $4,694,000 or $.17 per share in the year-earlier period. First quarter total revenues were $68,301,000, an increase of 11% from $61,334,000 in the prior year quarter.

Paul B. Burke, BMC's chairman and chief executive officer stated "The first quarter represents a new first quarter earnings record for BMC and is the twentieth consecutive quarter of increased net earnings over the year-earlier period, excluding income from the sale of equipment and technology and other non-recurring items. This long run of increased quarterly earnings is a tribute to the entire BMC team as every one of our operations contributed meaningfully to our first quarter results."

The Company's Precision Imaged Products operation contributed significantly to the first quarter results. Excluding sales of long-term equipment and technology contracts, first quarter Precision Imaged Products sales increased 25% over the first quarter of 1995. The profitability of Precision Imaged Products increased 50% when compared to the year-earlier quarter. The profitability of the aperture mask operation increased due to the continued sales mix shift to higher-margin products and improved operating performance. In the first quarter, sales of invar, jumbo (30" and larger) and large (25" to 29") aperture masks increased 53%, 98%, and 29%, respectively, over first quarter 1995 sales. In addition, BMC's new high-resolution aperture mask line at the Company's manufacturing facility in Germany moved up the yield curve over the course of the quarter and is operating at planned yield levels. The Company anticipates this new line will have a positive impact on both revenues and earnings beginning in the second quarter of 1996. Finally, Buckbee-Mears St. Paul's profitability in the first quarter increased 67% over the first quarter of 1995, due primarily to increased sales, sales mix changes and production efficiencies.

BMC's Optical Products operation also contributed to the record first quarter results. First quarter sales of Optical Products increased 5% over the first quarter of 1995, while profitability increased 38%. The increase in sales was driven by a 15% increase in plastic

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lens sales and a 4% increase in glass lens sales.  Plastic lens sales benefited from the availability of lower cost offshore manufactured product.
Polycarbonate lens sales were up minimally at 1% over an extremely high 1995 first quarter when Optical Products experienced significant stocking orders from major customers. The increase in Optical Products profitability in the first quarter was driven by strong gross margin contributions from polycarbonate and glass products.

BMC is one of the world's largest manufacturers of aperture masks for color television tubes and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".

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                                 BMC INDUSTRIES, INC.

                    CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                     (Unaudited)
                       (in thousands, except per share amounts)

                                                          Three Months Ended
                                                               March 31
                                                        ----------------------
                                                            1996        1995
- --------------------------------------------------------------------------------
Revenues
  New sales of primary products                          $68,109      $57,753
  Equipment and technology sales                             192        3,581
- --------------------------------------------------------------------------------
    Total Revenues                                        68,301       61,334
- --------------------------------------------------------------------------------
Operating Costs and Expenses
  Cost of sales of primary products                       55,095       48,346
  Cost of equipment and technology sales                     166        1,911
  Selling                                                  2,558        2,275
  Administrative                                           1,227        1,254
- --------------------------------------------------------------------------------
    Total Operating Costs and Expenses                    59,046       53,786
- --------------------------------------------------------------------------------

Income from Operations                                     9,255        7,548
- --------------------------------------------------------------------------------

Other Income and (Expense)
  Interest expense                                          (130)         (77)
  Interest income                                            119          185
  Other income (expense)                                     (50)         (67)
- --------------------------------------------------------------------------------
Earnings before Income Taxes                               9,194        7,589
Income Taxes                                               3,011        2,895
- --------------------------------------------------------------------------------

Net Earnings                                             $ 6,183      $ 4,694
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Net Earnings Per Share                                   $  0.22      $  0.17
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Number of Shares Included in Per Share Computation        28,278       28,029
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------



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                                 BMC INDUSTRIES, INC.

                         CONDENSED CONSOLIDATED BALANCE SHEET
                                     (Unaudited)
                                    (in thousands)


                                                        MARCH 31  December 31
                                                       ----------------------
ASSETS                                                    1996        1995
- --------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                             $  6,988     $ 15,874
  Trade accounts and notes receivable,
    net of allowances                                     23,295       23,003
  Inventories                                             39,938       34,772
  Deferred income taxes                                    4,343        3,753
  Other current assets                                     6,478        5,964
- --------------------------------------------------------------------------------
    Total Current Assets                                  81,042       83,366
- --------------------------------------------------------------------------------

Property, Plant and Equipment                            181,192      171,711
Less Accumulated Depreciation                             91,613       90,302
                                                        --------     --------
  Property, Plant and Equipment, Net                      89,579       81,409
                                                        --------     --------
Deferred Income Taxes                                      5,457        5,362
Other Assets, Net                                         11,651       12,195
- --------------------------------------------------------------------------------

Total Assets                                            $187,729     $182,332
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
- --------------------------------------------------------------------------------

Current Liabilities
  Accounts payable                                      $ 20,228     $ 20,408
  Income taxes payable                                     9,599        9,308
  Accrued expenses and other liabilities                  19,688       20,920
- --------------------------------------------------------------------------------
    Total Current Liabilities                             49,515       50,636
- --------------------------------------------------------------------------------

Other Liabilities                                         21,556       21,654
Deferred Income Taxes                                      1,486        1,576

Stockholders' Equity
  Common stock                                            54,710       52,974
  Retained earnings                                       56,804       50,962
  Cumulative translation adjustment                        4,949        5,749
  Other                                                   (1,291)      (1,219)
- --------------------------------------------------------------------------------
    Total Stockholders' Equity                           115,172      108,466
- --------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity              $187,729     $182,332
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------